UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 22, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐  No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: January 22, 2010

  Group Overview
•	Annual gold production exceeded 1 million ozs for the first time in the history of the company, rising 27% to a record 1.12 million ozs, in line with market guidance.

•	Quarterly gold production of 278,000 ozs, up 19% compared to the September quarter.

•	Record average realized cash gold price of $1,096/oz for the quarter and $956/oz for the year.

•	Total cash costs at $397/oz for the full year, excluding Ballarat, in line with market guidance and positioning the company at the lower end of the global gold production cost curve. Quarterly total cash costs at $454/oz, reduced from $487/oz in the prior September quarter.

•	Operating cash margins increased 42% to $460/oz for the year.

•	Expansion projects proceeding to plan:
–	Lihir Island Million Ounce Plant Upgrade proceeding on schedule and within budget.
–	Bonikro expansion feasibility study due for completion by year-end.

  Production Summary (Ozs)

Operation	Dec Quarter	Sept Quarter	FY 2009	FY 2008
Lihir Island, PNG	218,111	169,133	853,391	771,456
Mt Rawdon, Qld	22,919	30,409	107,780	53,592
Bonikro, Côte d’Ivoire*	34,420	31,896	150,023	36,735
Ballarat, Vic	2,941	1,908	12,565	10,366
Kirkalocka, WA	—	—	—	9,442

Total	278,391	233,346	1,123,759	881,591

*	Bonikro production reported on a 100% basis. LGL’s relevant interest is 90%
  Outlook
•	Annual operating capacity now raised to more than 1 million ozs, rising to 1.3 million ozs in 2012 as expansion projects lift output at Lihir Island and at Bonikro.
•	Group production in 2010 forecast to be between 960,000 — 1,060,000 ozs

•	Total cash costs per ounce for 2010 to be below $450/oz, assuming stable oil prices and exchange rates. Costs for Lihir Island and Bonikro to be below $420/oz.

Fourth Quarter Production Report 2009    Page 1 of 15

Chief Executive’s Review
Lihir Gold Ltd (LGL) achieved a fourth successive year of record gold production in 2009, lifting output by 27% to 1.12 million ozs and advancing the company decisively into the elite ranks of gold miners producing more than one million ozs of gold per year.
The annual production result was in accordance with the market guidance of 1-1.2 million ozs provided at the start of 2009. It included fourth quarter production of 278,000 ozs, up 19% on the prior September quarter.
Total cash costs for the year were $397/oz, in line with annual guidance of less than $400/oz, and positioning LGL at the lower end of the global cash cost curve.
The increase in annual production was due to a combination of record output at the cornerstone Lihir Island operation, together with a full year’s contribution from the Bonikro and Mt Rawdon mines acquired in June 2008.
At Lihir Island, production totalled 853,000 ozs, up from 771,000 ozs in 2008, and exceeding guidance of 770,000-840,000 ozs for the year. This strong result confirms the enhanced reliability of the Lihir Island operation following the various improvements implemented over recent years which have enabled plant throughputs to be significantly increased and made more consistent.
In Côte d’Ivoire, the Bonikro mine produced 150,000 ozs in its first full year of production, meeting guidance of 130,000-160,000 ozs. And at Mt Rawdon, in Queensland, production was 108,000 ozs, which was above the guidance range of 90,000-100,000 ozs. Together, these mines provided significant diversification benefits for the group, contributing 23% of total production.
The company continued to make good progress on the various development opportunities being pursued.
At Lihir Island, the Million Ounce Plant Upgrade project moved well into construction phase, with earthworks progressing and major items of equipment preparing for shipment to site. The project is on time and within budget, and will lift annual gold production at the Island to an average of one million ozs from 2012.
In Côte d’Ivoire, good progress was made in the feasibility study examining the potential to develop new deposits at Hiré, around 10 kilometres from Bonikro, with Hiré’s higher grade ore to be trucked to the Bonikro plant for processing. The aim is to extend the life of Bonikro and increase annual production to more than 200,000 oz per year from 2012 for modest additional capital investment. Preliminary assessments of the project economics remain encouraging, and extensive drilling was undertaken in the quarter aimed at upgrading the resource and sterilising locations for mine infrastructure. The feasibility remains on track for completion by the end of the third quarter this year.
While the main focus for drilling has been at and around Bonikro, elsewhere in Côte d’Ivoire regional exploration activities continue to generate encouraging results. Across the company’s 18,000 square kilometres of exploration tenements, a total of 52,000 metres of drilling was completed over the quarter at 11 target areas.
At Ballarat, the process for the sale of the operation proceeded and is expected to be completed by the end of the first quarter. Production during the quarter totalled 2900 ozs, mostly offsetting ongoing operating expenses in the period.
  Financial Review
Gold sales totalled 296,000 ozs for the quarter at a record average realised cash price of $1,096/oz, up from $955/oz in the three months to September. For the full year, 1.13 million ozs were sold at an average realised price of $956/oz.
Continued cost control and increased production enabled total cash costs for the full year to be reduced from $400/oz to $397/oz. This was in line with the market guidance provided at the start of the year of less than $400/oz (excluding Ballarat), and was despite continued cost pressures emerging from higher input prices and adverse currency movements. In the final quarter, total cash costs reduced 7% to $454/oz, benefiting from the increase in production compared with the September quarter.
Importantly, cash margins were healthy at $460/oz for the year, up from $325/oz in 2008. In the final quarter, margins were at a record $525/oz, up 66% from the prior quarter, leading to strong operating cashflows in the period.
  Outlook
Full year production for 2010 is expected to be in the range of 960,000-1.06 million ozs. This will include production of 770,000-840,000 ozs from Lihir Island, approximately 110,000-130,000 ozs from Bonikro and 80,000-90,000 ozs from Mt Rawdon.
As our various expansion projects take shape and are finalised over the next two years, production will ramp up to some 1.3 million ozs from 2012.
Unit total cash costs are forecast to be below $450/oz in the current year, depending on final production outcomes. Costs for Lihir Island and Bonikro are expected to be below $420/oz.
  Management Change
On 18 January 2010, LGL Chairman Ross Garnaut announced that the Board of Directors had accepted the resignation of the Managing Director and CEO Arthur Hood. The Board has commenced a global executive search to find a new permanent Chief Executive, and I have been appointed as CEO until the permanent appointment is made, which could take a number of months.
I have served as Chief Financial Officer of LGL since January 2007, following an extensive career in the mining industry, including 22 years at Mount Isa Mines in a variety of senior roles. At LGL I have led a number of important initiatives that have contributed to the strengthening of the group financially over recent years. These have included the financial restructuring of the company and the elimination of the hedge book, which has generated significant returns for shareholders, enabling the company to reap the benefits of the rising gold price.
Over the coming months, we are focused on maintaining the strong momentum that has been developed in raising our annual production capacity to more than 1 million ozs, resulting in the excellent production outcome for 2009. We have well developed plans for each of our businesses and projects and we are intent on executing these well. We aim to achieve consistent and reliable performance at all our operations, delivering on our guidance and keeping our expansion projects on track and within budget to raise our operating capacity to 1.3 million ounces per year by the end of 2011.
I am honoured to have been appointed CEO and to have the opportunity to serve shareholders in that capacity. I look forward to reporting our financial results for 2009 on 18 February.
PHIL BAKER
Chief Executive Officer

Fourth Quarter Production Report 2009    Page 3 of 15

Operations
PRODUCTION STATISTICS

					Change			Change
			Dec	Sep	Dec	Full	Full	2009
			Quarter	Quarter	From	Year	Year	From
			2009	2009	Sep (%)	2009	2008	2008 (%)

Lihir Island
Mining	High grade ore mined	kt	1,660	1,398	19	6,089	6,181	(1)
	Economic grade ore mined	kt	2,387	1,677	42	6,630	8,335	(20)
	Material moved	kt	12,043	11,089	9	46,368	50,660	(8)
Processing	Ore milled	kt	1,915	1,442	33	6,509	6,154	6
	Autoclave feed	kt	1,383	1,055	31	4,843	4,803	1
	Autoclave grade	Au g/t	5.77	5.99	(4)	6.41	5.86	9
	CIL recovery	%	84.4	86.0	(2)	85.2	85.9	(1)
	Total recovery	%	80.5	78.8	2	81.3	82.5	(1)
	Gold poured	oz	218,111	169,133	29	853,391	771,456	11

Mt Rawdon
Mining	Ore mined	kt	695	886	(22)	3,185	3,502	(9)
	Material moved	kt	3,014	3,020	0	11,335	10,026	13
Processing	Ore milled	kt	869	829	5	3,354	3,460	(3)
	Ore grade	Au g/t	0.90	1.25	(28)	1.11	1.03	8
	Gold recovery	%	91.1	91.7	(1)	90.8	89.8	1
	Gold poured	oz	22,919	30,409	(25)	107,780	102,415	5
	Attributable to LGL	oz	22,919	30,409	(25)	107,780	53,592	101
	Silver poured (attributable to LGL)	oz	31,242	54,721	(43)	173,694	82,792	110

Bonikro
Mining	Ore mined	kt	632	647	(2)	2,372	1,507	57
	Material moved	bcm	1,751	1,798	(3)	5,934	4,796	24
Processing	Ore milled	kt	518	426	22	2,048	635	223
	Ore grade	Au g/t	2.42	2.39	1	2.39	2.19	9
	Gold recovery	%	94.2	95.8	(2)	94.9	90.0	5
	Gold poured	oz	34,420	31,896	8	150,023	36,735	308

Kirkalocka
	Attributable to LGL	oz	—	—	—	—	9,442	n/a

Ballarat
	Gold poured	oz	2,941	1,908	54	12,565	10,366	21

LGL Group Production
		oz	278,391	233,346	19	1,123,759	881,591	27

LIHIR ISLAND
Mining
Material movements in the three months to December totalled 12 million tonnes, which was 9% higher than the prior quarter. Tonnes moved increased due to improvements in shovel dig rates in the quarter and improved weather conditions. Small scale contract mining operations were progressively introduced in development of upper level benches in the new Kapit pit, adding to material movements in the quarter.
For the full year, material movements totalled 46 million tonnes, which was below initial expectations. This was mainly due to lower than planned availability rates for shovels and drills and lower than planned shovel dig rates in the first half of the year. Ore grades from the pit were slightly below plan, with access to higher grade ore delayed by slower bench development.
A number of initiatives have been implemented to lift material movements, including improved machinery maintenance programs, improved blast fragmentation, more extensive machinery operator training, and the commissioning of new machinery including one replacement shovel. Overall material movements in 2010 are forecast to exceed 50 million tonnes.
Processing
The plant set a series of records in the fourth quarter, demonstrating the step change in performance that has been achieved over the past two years. Mill throughput for the year was a record at 6.5 million tonnes, which was 6% higher than the previous peak set in 2008.
Autoclave throughputs also reached record levels at 4.8 million tonnes for the year, with throughput rates at an all time high of 215 tonnes per hour per autoclave.
These operating records were set despite third quarter throughputs being affected by the total plant maintenance shutdown and autoclave rebrick.
Gold grades of autoclave feed increased to 6.4 g/t for the year, up 9%, but the general trend over the year was for a decline in grade. This was a function of the stage of pit development as we moved down through the ore body in the current phase, and it also was affected by the increased plant throughput, which brought lower grade ore into the mill.

Fourth Quarter Production Report 2009    Page 5 of 15

LIHIR ISLAND continued
In the final quarter, gold grades for autoclave feed reduced 4% to 5.8 g/t, reflecting the grade of ore delivered to the mills, which declined from 4.7 g/t to 4.4 g/t. The flotation circuit enabled autoclave feed to be upgraded, through production of approximately 296,000 tonnes of concentrate at 10.9 g/t.
The combination of higher throughput rates and higher average grades translated into record production of 853,000 ozs for the year, up 11% on the prior year.
In the current year, production will be lower in the first half of the year than the second half, and particularly in the second quarter, due to a 40 day re-brick of one autoclave in April and May.
Autoclave feed throughput for the year is expected to exceed 5 million tonnes for the first time, but gold grade is expected to reduce to approximately 5.8 g/t, leaving full year production guidance at 770,000-840,000 ozs.
Million Ounce Plant Upgrade
The Million Ounce Plant Upgrade project made good progress during the quarter. Major engineering and design activities are now in their final stages, with procurement of major equipment items well advanced. The larger components of the oxygen plant have now left the factory in the UK for the port and are awaiting shipment to site. The autoclave is nearing completion and is expected to be shipped in the second quarter.
Site earthworks have commenced, with good progress on the wharf upgrade and preparations for leach area, thickener, oxygen plant, pre-oxidation and pressure oxidation civil works. Civil and structural, mechanical and piping contract packages are being tendered and awarded. The crushing and cyanide leaching circuits are expected to be near completion by the end of this year.
Total project expenditure commitments to the end of 2009 amounted to approximately $370 million, including the interim power station. Approximately $190 million in cash has been outlaid to date, with approximately $140 million spent in 2009. The project remains on schedule and within budget.
In the current year, cash outlays for the Million Ounce Plant Upgrade and the Interim Power Station project are expected to total approximately $400 million, leaving $350 million in capital expenditure for 2011.
Lihir Island Exploration
The resource extension drilling program continued at Lihir Island during the quarter, focused on infill drilling in the proposed Kapit pit, the link zone between Kapit and Lienetz, and in the area to the west of the original Minifie pit. The program produced continued encouraging results. A comprehensive list of results is included in Appendix One.
A $10 million infill drilling program is planned for 2010 to upgrade resources within the boundaries of the proposed Kapit pit. The drill program is expected to be completed at the end of this year.
MT RAWDON
Production at Mt Rawdon in Queensland totalled 108,000 ozs for the year, which exceeded guidance and was above the prior year due to increased gold grade (1.11 g/t vs 1.03 g/t in 2008) and slightly higher recovery.
The Mt Rawdon pit has now moved into a transitional stage as work progresses on a series of major cutbacks over the next three years which will have a short term impact on annual production, but will extend the life of the project and add value. The focus on the development of the cut-back in the fourth quarter led to an increase in waste mined, reduced ore and less supply of high grade material to the mill. This was reflected in gold grades, which reduced to 0.9 g/t, from 1.25 g/t in the three months to September.
While mill throughputs increased 5% to 869,000 tonnes in the quarter, due to softer ores being processed, the lower feed grade and slightly lower recoveries caused production to fall to 23,000 ozs, from the 30,000 ozs in the prior three months.
Silver production was affected by the same factors, reducing to 31,000 ozs for the quarter, from 55,000 ozs in the September quarter.
In the current quarter, a major mill maintenance shutdown is planned for 14 days, reducing production to less than 15,000 ozs. For the full year, production is anticipated to be approximately 80-90,000 ozs, with gold grade to continue at approximately 0.9 g/t.
The ongoing cut-back development work will increase costs at Mt Rawdon until early 2013, and annual production should be between 80-100,000 ozs during this time. Over the next six years from 2010, average annual production at Mt Rawdon is expected to be 100,000 ozs.

BONIKRO
Gold production at Bonikro totalled 150,000 ozs for the year, its first full year of operations. The result was at the higher end of the guidance range of 130-160,000 ozs.
During the year, mining and processing operations at Bonikro moved successfully from softer oxide ore to hard rock, leading to improved mining conditions, but lower mill throughputs through the transition period in mid year.
By the fourth quarter, the transition was largely complete and operations were being fine-tuned to adjust to the changed ore characteristics.
Material movements and ore production in the fourth quarter were in line with the prior three months, but process plant throughputs improved sharply, rising 22% to 518,000 tonnes. The mill is now operating at nameplate tonnages. Grade increased marginally to 2.42 g/t, but recoveries reduced to 94.2%, leading to an 8% increase in production in the fourth quarter to 34,420 ozs.
As previously foreshadowed, the shift to hard rock mining will lead to reduced throughputs in 2010, compared with 2009. Gold grade is also forecast to reduce to less than 2 g/t, leaving gold production at between 110-130,000 ozs.
Bonikro Exploration
An exploration program was carried out at Bonikro during the year, aimed at investigating resource extensions at depth and to the south of the Bonikro pit. The program was completed mid-year and assay results returned by October with results suggesting that while the mineralisation was present, grades were low and insufficient to support mining.
Diamond drilling within the previously identified inferred resource area, below the existing final pit shell design, returned sufficient high grade intersections to warrant the commencement of a program of infill drilling. This is aimed at defining the economic limits of the mineralisation and converting the 300,000 ounce inferred resource to indicated status. The drill program has now commenced and will be completed mid-year. In conjunction with mine planning and feasibility study work, this will allow a restatement of resources and reserves in the second half of the year.

Fourth Quarter Production Report 2009   Page 7 of 15

HIRÉ FEASIBILITY STUDY
The feasibility study for the development of satellite deposits at Hiré, around 10 kilometres from the Bonikro plant, made good progress in the quarter. Under the proposed expansion plan, higher grade ore from Hiré (3 g/t) would be trucked to Bonikro for processing, commencing in 2012. This would potentially increase gold production to more than 200,000 ozs per year, and extend the life of Bonikro.
The technical assessment considers options including the potential expansion of the plant from 2 million tonnes to 3.5 million tonnes per year, through the installation of additional milling capacity.
Infill drilling was undertaken in the Hiré area during the quarter to upgrade the inferred resource to indicated status. The current JORC compliant resource at Hiré totals some 442,000 ozs of indicated resource and 450,000 ozs of inferred resource.
Infill drilling has been undertaken or is planned at Akissi-So, Assondji-So, Agbalè and Chapelle, and some extension drilling will be carried out at Assondji-So and at Chapelle. Infill drilling to date has been focused on areas expected to fall within the perimeter of an optimized pit. Results are pending.
The drilling is expected to lead to an upgrade of a significant proportion of current inferred resources to indicated category in the first half of the year, leading to a JORC compliant reserve estimate, which is expected to support the development of the project. The Environmental and Social Impact Assessment is expected to be completed in the third quarter this year.
REGIONAL EXPLORATION IN CÔTE D’IVOIRE
Exploration activities continued elsewhere in Côte d’Ivoire during the fourth quarter, but drilling activities were focused on Bonikro and Hiré, where eight drill rigs were deployed.
LGL currently holds a total of 18,000 square kilometres under licence, or under application. Encouraging preliminary results have been obtained in a number of areas during the quarter, which will be further investigated in the current year.

Hiré Identified Mineral Resources at August 2009

			Average grade
Deposit	Resource Category	Tonnes kt	(Au g/t)	Contained ozs (kozs) (2)

Akissi So	Indicated	3,245	3.4	352
	Inferred	512	3.1	50

Assondji So	Indicated	797	3.5	90
	Inferred	219	3.2	22
Agbalé	Inferred	1,324	2.7	115
Chappelle	Inferred	3,636	2.2	263

Total Resources	Indicated	4,042	3.4	442
	Inferred	5,691	2.5	450

Notes

(1)	Cut-off grade 0.5 g/t applied. Rounding, conforming to the JORC Code, may cause some computational discrepancies

(2)	The number of contained ozs does not indicate the ozs that will be ultimately recovered. The ozs ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves
Financial Information
SALES

				Change			Change
		Dec	Sep	Dec 09	Full	Full	2009
		Quarter	Quarter	From	Year	Year	From
		2009	2009	Sep 09 (%)	2009	2008	2008 (%)

Lihir Island
Gold sold	Oz	225,273	161,630	39	852,299	765,484	11
Price — Spot	$/oz	1,096	954	15	971	865	12

Mt Rawdon
Gold sold (LGL only)	Oz	24,282	30,737	(21)	108,962	55,499	n/a
Price — Spot	$/oz	1,096	960	14	968	840	n/a

Bonikro
Gold sold	Oz	41,434	27,806	49	153,594	26,863	n/a
Price — Spot	$/oz	1,096	958	14	974	798	n/a

Kirkalocka
Gold sold (LGL only)	Oz					12,685	n/a
Price — Spot	$/oz					924	n/a

Ballarat*
Gold sold	Oz	5,109	542	843	15,568	8,396	85
Price — Spot	$/oz	1,088	954	14	955	835	14

LGL Group (incl. Ballarat)
Gold sold (LGL only)	Oz	296,098	220,715	34	1,130,422	868,926	30
Price — cash	$/oz	1,096	955	15	956	850	12
Price — Spot	$/oz	1,096	955	15	971	862	13
Fourth Quarter Production Report 2009   Page 9 of 15

Financial Information continued
COSTS

				Change			Change
		Dec	Sep	Dec 09	Full	Full	2009
		Quarter	Quarter	From	Year	Year	From
		2009	2009	Sep 09 (%)	2009	2008	2008 (%)

Lihir Island
Gross cash cost	$/oz	561	694	(19)	507	545	(7)
Total cash costs	$/oz	446	521	(14)	394	406	(3)

Mt Rawdon
Gross cash cost	$/oz	613	455	35	462	n/a	n/a
Total cash costs	$/oz	456	404	13	396	n/a	n/a

Bonikro
Gross cash cost	$/oz	605	516	17	456	n/a	n/a
Total cash costs	$/oz	503	387	30	416	n/a	n/a

LGL Group*
Gross cash cost	$/oz	571	638	(11)	496	525	(6)
Total cash costs	$/oz	454	487	(7)	397	400	(1)

*	The Ballarat project is the subject of a sale process. Ballarat costs are excluded from group cost of sales

Total cash costs for the group for the year were $397/oz, which was in accordance with market guidance of less than $400/oz, and down 1% from the prior year. Gross cash costs (before deferral of excess stripping and stockpile costs) reduced by 6% to $496/oz. The low unit cost outcome was a result of tight cost control and increased output, enabling expenses to be spread across a higher production base.
On a quarterly basis, unit total cash costs in the three months to December were at $454/oz. This was down on the September quarter, which had been affected by the total plant maintenance shutdown at Lihir Island.
While the cost performance in the December quarter was an improvement over the three months to September, costs in the quarter were higher than normal, affected by adverse currency movement, increased HFO and diesel consumption and prices, and a number of non-recurring costs.
Lihir Island
At Lihir Island, total cash costs for the December quarter were at $446/oz, down 14% from the September quarter, which had been affected by the plant maintenance program.
In absolute terms, gross cash costs increased by 4% to $122 million. The weakening of the US dollar against the Australian dollar and PNG Kina in the quarter caused costs to increase by approximately $4 million compared with the September quarter. Higher prices and increased consumption of heavy fuel oil and diesel led to costs rising by approximately $3.5 million.
A number of non-recurring costs were incurred in the fourth quarter, including a major drill rebuild, and one-off community accommodation costs totalling approximately $10 million. Adverse carbon credit revaluations at the end of the quarter reduced normal credits against costs.
In the current quarter, costs are expected to be lower than the fourth quarter of 2009, due to the absence of these non-recurring costs. Process plant consumable costs are also expected to be lower following negotiated improvements in contract terms and savings will be made from reduced hire of equipment.
Total cash costs for Lihir Island in the current year are forecast to be below $420/oz.
Mt Rawdon
At Mt Rawdon, the focus on the start of the major cut-back led to reduced production and higher unit costs in the fourth quarter. Absolute gross cash costs increased marginally to $14 million in the quarter, from $13.8 million in the three months to September. However, lower production caused unit gross cash costs to rise from $455/oz to $613/oz.

The focus of mining operations in the quarter was on pre-stripping waste material, leading to increases in cost deferrals compared with the prior quarter. Total cash costs, in absolute terms, therefore reduced by 15% to $10.5 million. The lower absolute costs, however, translated into higher unit costs, due to the 25% fall in production, with total cash costs per ounce rising 13% to $456.
Costs in the current year will increase significantly due to the cutback. Cost deferrals will be less than they otherwise would be to conform to the company’s conservative accounting treatment, whereby cost is ascribed to low grade ore stockpiles on the basis of contained gold at Mt Rawdon during the next few years.
Total cash costs per ounce in the current year at Mt Rawdon are expected to be below $700/oz, and will increase the average unit costs for the group by around $30/oz.
Bonikro
At Bonikro, the shift to hard rock mining led to higher costs and lower production in the quarter. Total cash costs increased by 30% to $503/oz. Costs also were affected by freight and equipment hire expenses and timing of insurance payments, which together added approximately $4 million to costs in the quarter.
In the current year, total cash costs at Bonikro are forecast to be below $420/oz, reduced by increased cost deferrals due to higher waste stripping and stockpiling of ore.
Ballarat Update
The process for the sale of the Ballarat project continued during the fourth quarter, with a number of interested parties undertaking due diligence on the project. Final bids are now being assessed, with an outcome expected by the end of the first quarter.
Redemption of class B shares
In accordance with the company’s constitution and the PNG Companies Act, LGL will redeem all 161,527,405 class B shares held by Niugini Mining Limited (NML), a wholly owned subsidiary of LGL. The class B shares represent NML’s shareholding in LGL at the time LGL acquired NML by way of scheme of arrangement in February 2000 when the ordinary shares held by NML in LGL were reclassified as class B shares. The class B shares are unlisted and will be redeemed for a payment of Kina 16,152.75 (approximately $6150) from LGL to NML.

Fourth Quarter Production Report 2009   Page 11 of 15

Appendix 1
SIGNIFICANT DRILL RESULTS — LIHIR ISLAND, FOURTH QUARTER 2009

HOLE ID	EAST	NORTH	RL	Azimuth	Dip	TD	FROM	TO	Au g/t	INTERVAL (m)

DDHL1568	9456.9	4773.61	1069	180	-85	270.2	110	120	2.02	10m @ 2.02g/t Au & 3.38% S
							132	158	2.88	26m @2.88g/t Au & 4.04% S
							256	262	2.32	6m @ 2.32g/t Au & 2.99% S
DDHL1569	9388.7	4785.71	1069	165	-85	322.4	50	56	1.47	6m @1.47g/t Au & 3.5% S
							90	112	1.85	22m @1.85g/t Au & 3.3% S
							122	162	2.68	40m @2.68g/t Au & 2.69% S
							168	206	2.94	38m @2.94g/t Au & 4.02% S
							208	222	1.87	14m @1.87g/t Au & 3.26% S
							230	240	1.52	10m @1.52g/t Au & 1.86% S
							254	268	1.87	14m @1.87g/t Au & 1.79% S
							276	300	1.89	24m @1.89g/t Au & 1.67% S
DDHL1571	9072.2	3339.28	980	180	-65	75	8	34	2.88	26m @2.88g/t Au & 9.46% S
							42	50	2.02	8m @2.02g/t Au & 7.13% S
							58	64	2.03	6m @2.03g/t Au & 6.24% S
DDHL1572	9072.3	3421.33	987	180	-70	150	24	36	3.93	12m @3.93g/t Au & 12.78% S
							46	140.8	3.37	94.8m @3.37g/t Au & 7.5% S
DDHL1573	9072.6	9412.27	986	360	-65	108	8	18	4.53	10m @4.53g/t Au & 9.92% S
							58	74	1.74	16m @ 1.74g/t Au & 9.31% S
							90	108	4.84	18m @4.84g/t Au & 7.37% S
DDHL1574	9109.6	3374.7	981	360	-70	102.5	8	24	1.63	16m @ 1.63g/t Au & 3.37% S
							38	46	3.26	8m @ 3.26g/t Au & 7.56% S
							68	74	1.86	6m @ 1.86g/t Au & 9.86% S
							78	102.3	2.06	24.3m @2.06g/t Au & 9.02% S
DDHL 1575	9108.1	3436.6	986	180	-70	141.5	4	8	3.19	4m @3.19g/t Au & 5.11% S
							50	54	2.75	4m @2.75g/t Au & 8.68% S
							78	90	1.87	12m @1.87q/t Au & 9.03% S
							94	116	6.44	22m @6.44g/t Au & 5.76% S
							120	124	4.04	4m @4.04g/t Au & 5.54% S
DDHL1576	9106.4	3449.33	986	360	-70	150.4	4	16	2.86	12m @2.86g/t Au & 4.39% S
							28	32	1.92	4m @ 1.92g/t Au & 3.67% S
							46	60	3.49	14m @3.49g/t Au & 6.76% S
							68	76	1.64	8m @ 1.64g/t Au & 5.50% S
							82	86	4.40	4m @4.40g/t Au & 5.76% S
							88	92	10.97	4m @10.97g/t Au & 5.91% S
							94	100	2.19	6m @ 2.19g/t Au & 4.90% S
							104	114	2.70	10m @2.70g/t Au & 4.80% S
							126	140	3.80	14m @3.80g/t Au & 5.60% S

HOLE ID	EAST	NORTH	RL	Azimuth	Dip	TD	FROM	TO	Au g/t	INTERVAL (m)

DDHL1577	9149.2	3422.36	980	180	-70	150	1.5	12	3.63	10.5m @3.63g/t Au & 3.03% S
							24	34	2.12	10m @2.12g/t Au & 3.71% S
							40	52	2.15	12m @2.15g/t Au & 7.00% S
							54	66	1.99	12m @ 1.99g/t Au & 6.29% S
							78	112	3.24	34m @3.24g/t Au & 7.64% S
DDHL1578	9177.6	3465.09	979	180	-75	98.1	6	14	2.09	8m @ 2.09g/t Au & 5.04% S
							28	34	1.70	6m @ 1.70g/t Au & 5.00% S
							52	58	1.90	6m @ 1.90g/t Au & 7.11% S
							76	86	1.75	10m @ 1.75g/t Au & 4.93% S
							90	98.1	2.86	8.1m @ 2.86g/t Au & 6.85% S
DDHL1579	8882.8	5433.38	1077	360	-80	300	0	4	2.76	4m @ 2.76g/t Au & 4.4% S
							78	88	3.34	10m @3.34g/t Au & 7.72% S
							112	120	2.01	8m @ 2.01g/t Au & 4.28% S
							152	158	3.39	6m @ 3.39g/t Au & 4.36% S
							178	182	2.17	4m @ 2.17g/t Au & 4.96% S
DDHL1580	8937.7	5376.39	1074	360	-60	300	124	132	1.45	8m @ 1.45g/t Au & 6.24% S
							212	240	3.64	28m @3.64g/t Au & 6.21% S
DDHL1581	8937.6	5377.69	1073	360	-75	280	138	170	3.17	32m @3.17g/t Au & 10.2% S
							194	216	2.66	22m @2.66g/t Au & 8.17% S
							248	252	2.38	4m @ 2.38g/t Au & 5.54% S
DDHL1582	9034.7	5243.16	1074	360	-65	350	16	24	2.93	8m @ 2.93g/t Au & 6.07% S
							156	170	3.37	14m @3.37g/t Au & 10% S
							188	192	1.96	4m @ 1.96g/t Au & 7.75% S
							200	240	5.87	40m @5.87g/t Au & 7.72% S
							276	282	1.69	6m @ 1.69g/t Au & 3.03% S
							312	344	2.71	32m @2.71g/t Au % 1.94%
DDHL1583	9030.4	5234.23	1074	360	-75	350	110	116	2.12	6m @ 2.12g/t Au & 9.09% S
							132	136	1.92	4m @ 1.92g/ t Au & 7.49% S
							154	188	5.17	34m @5.17g/t Au & 6.74% S
							206	224	4.50	18m @4.50g/t Au & 4.64% S
							246	268	1.79	22m @ 1.79g/t Au & 2.64% S
DDHL1584	9101.3	5203.95	1071	360	-65	300	94	106	4.29	12m @4.29g/t Au & 10.24% S
							120	130	2.52	10m @ 2.52g/t Au & 13.33% S
							202	232	4.72	30m @4.72g/t Au & 7.76% S
							238	244	3.12	6m @ 3.12g/t Au & 4.07% S
							252	256	3.42	4m @ 3.42g/t Au & 5.63% S
							272	280	2.19	8m @ 2.19g/t Au & 3.40% S
							288	294	1.80	6m @ 1.80g/t Au & 4.19% S
DDHL1585	9320.3	4964.46	1035	360	-85	251	7.4	14	4.23	6.6m @4.23g/t Au & 7.35%S
							16	20	3.00	4m @3.00g/t Au & 7.45% S
							118	136	2.79	18m @2.79g/t Au & 4.37% S
							150	160	1.75	10m @1.75g/t Au & 3.00% S
							170	228	2.00	58m @2.00g/t Au & 3.13% S
DDHL1586	9354.1	4946.7	1030	360	-85	300	140	146	2.63	6m @ 2.63g/t Au & 2.10% S
							152	256	3.00	104m @3.00g/t Au & 2.84% S
							262	288	5.92	26m @5.92g/t Au & 0.64% S

Fourth Quarter Production Report 2009   Page 13 of 15

Further Information
CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com

Follow us: www.twitter.com/LGLgold
SHAREHOLDER ENQUIRIES
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,368,729,935 listed ordinary shares (including 1,046,662 restricted executive shares)

•	161,527,405 class B shares
DIRECTORS
Ross Garnaut — Chairman
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
LGL Competent Person Statement
The information in this report that relates to Exploration Results and Mineral Resources at Lihir and Côte d’Ivoire is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.
David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
Note to U.S. Investors
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

Fourth Quarter Production Report 2009   Page 15 of 15